UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2024

On February 21, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the annual general meeting of shareholders (the “AGM”) for fiscal year 2024 as follows:

•	Date and Time: March 26, 2025, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil,

Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2024

2) Amendment of the articles of incorporation of KB Financial Group

3) Appointment of directors (one non-standing director and four non-executive directors)

3-1) Non-Standing Director Candidate: Hwan Ju Lee

3-2) Non-Executive Director Candidate: Jungsung Yeo

3-3) Non-Executive Director Candidate: Jaehong Choi

3-4) Non-Executive Director Candidate: Sung-Yong Kim

3-5) Non-Executive Director Candidate: Eun Young Chah

4) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Whajoon Cho

5) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Sun Yeop Kim

6) Appointment of members of the Audit Committee, who are non-executive directors

6-1) Audit Committee Member Candidate: Sung-Yong Kim

6-2) Audit Committee Member Candidate: Eun Young Chah

7) Approval of the aggregate remuneration limit for directors

•	Other material information for an investment decision:

•	Shareholders should exercise their voting rights by submitting their votes through the e-voting system operated by the Korea Securities Depository instead of attending the meeting in person.

•

In the event of unavoidable circumstances, including the occurrence of emergencies, KB Financial Group may change the date, time, location or any other relevant information regarding the AGM, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Non-Standing Director (Agendum 3)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Hwan Ju Lee	October 1964	2 years	Yes

•  President & CEO, Kookmin Bank (Current)

•  Chairman & CEO, KB Life Insurance

•  Chairman & CEO, KB Life Insurance (prior to the merger with Prudential Life Insurance)

•  Senior Executive Vice President & CFO, KB Financial Group

•  Senior Executive Vice President, Head of Strategy & Finance Planning Group, Kookmin Bank

Nominees for Non-Executive Directors (Agendum 3)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Jungsung Yeo	April 1960	1 year	No

•  Professor, Department of Consumer Science, Seoul National University (Current)

•  Executive Vice President for Academic Affairs, Seoul National University

•  Executive Vice President for Planning and Communication, Seoul National University

•  Chairperson, Consumer Policy Committee under the Prime Minister’s Office

•  President, Korean Society of Consumer Studies

•  Commissioner, Personal Information Protection Commission of Korea

•  Commissioned Member, National Economic Advisory Council under the President’s Office of Korea

Jaehong Choi	August 1962	1 year	No

•  Professor, Startup College, Gachon University (Current)

•  Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University

•  Non-Executive Director, Kakao Corp.

•  Advisor, NHN Japan Corporation/eSamsung Japan

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Sung-Yong Kim	March 1966	1 year	No

•  Professor, Law School, Sungkyunkwan University (Current)

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Executive Director, Woori Bank

•  Non-Standing Commissioner, Securities & Futures Commission

•  Attorney-at-law

Eun Young Chah	October, 1962	2 years	Yes

•  Professor, Department of Economics, Ewha Womans University (Current)

•  Dean, College of Social Sciences / Graduate School of Policy Sciences, Ewha Womans University (Current)

•  Non-Executive Director, Hana Financial Group Inc.

•  Non-Executive Director, Samsung Card Co., Ltd.

•  Advisory Committee Member, Financial Supervisory Service

•  Member, National Economic Advisory Council

•  President, Korean Women Economists Association

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee (Agendum 4)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Whajoon Cho	February 1957	1 year	No	• Auditor, Mercedes-Benz Financial Services Korea Limited • President & CEO, KT Capital Corporation • CFO, KT Capital Corporation • CFO, BC Card Co., Ltd. • CFO, KT Freetel Co, Ltd. • Head of Treasury & IR, KT	—

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee (Agendum 5)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Sun Yeop Kim	November 1969	2 years(1)	Yes

•  Representative Director, E-JUNG Accounting Corporation (Current)

•  Non-Executive Director, FARMSCO (Current)

•  Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance

•  Head of Financial Services/Strategy Division, Deloitte Anjin LLC

FARMSCO(2)

(1)	Term of office as a member of the Audit Committee will be 1 year.
(2)	Expected to resign prior to February 28, 2025.

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors (Agendum 6)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Sung-Yong Kim	March 1966	1 year	No

•  Professor, Law School, Sungkyunkwan University (Current)

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Executive Director, Woori Bank

•  Non-Standing Commissioner, Securities & Futures Commission

•  Attorney-at-law

Eun Young Chah	October, 1962	1 year	Yes

•  Professor, Department of Economics, Ewha Womans University (Current)

•  Dean, College of Social Sciences / Graduate School of Policy Sciences, Ewha Womans University (Current)

•  Non-Executive Director, Hana Financial Group Inc.

•  Non-Executive Director, Samsung Card Co., Ltd.

•  Advisory Committee Member, Financial Supervisory Service

•  Member, National Economic Advisory Council

•  President, Korean Women Economists Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 21, 2025	By: /s/ Sang Rock Na
(Signature)
Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer